FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SHAREHOLDER MEETINGS APPROVE AMENDMENT TO BY-LAWS TO

COMPLY WITH PROVISIONS OF MEXICAN SECURITIES LAWS

FOR IMMEDIATE RELEASE

Mexico City, May 31, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world announced that an Extraordinary Shareholders’ Meeting held yesterday at its corporate offices in Mexico City, unanimously approved by 99.98% of the vote, amendment of the Sixth, Ninth, Eleventh, Fourteenth, Sixteenth, Twenty First, and Twenty Sixth Sections of the By-laws of the Company in order to harmonize them with the provisions of the Mexican Securities Market Law (Ley del Mercado de Valores) and the General Rules to Regulate Issuers and other Participants of the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores).

Each one of the different series of shares in special shareholders’ meetings previously approved amendments of sections Sixth and Twenty Sixth as follows: series “D-A” by unanimous vote of 98.70%; series “A” by unanimous vote of 99.98%; and series “D-L” by vote of 99.97%.

Amendments consist primarily on the matters identified in a) to g) below; for further information please visit the Website of the Mexican Stock Exchange (BMV): www.bmv.com.mx.

a) Sixth Section (Paid in Capital and Stock). The cancellation of registration and the delisting of the company’s shares in stock markets are now included in such sections as matters in which series D-A and D-L shares have voting rights.

b) Ninth Section (Purchase of the Company’s Stock). Theoretical value of the stock is substituted for market value, when referred to stock repurchase or placement.

c) Eleventh Section (Prohibition of Subsidiaries to Purchase Stock). The company’s subsidiaries are no longer permitted to purchase the company’s stock, to grant employee stock option plans.

d) Fourteenth Section (Reduction of Paid in Capital). Reimbursement value to shareholders, who exercise their right to withdraw thereby reductions of the variable portion of the paid in capital, will be determined by the lower value of the following two options: 95% of the last 30-day average stock price at the BMV and the stock’s book value.

e) Sixteenth Section (Cancellation of Registration in the Mexican Securities Registry). The rules for public offerings have been adapted to the current legal framework, with regards to the cancellation of the registration of the company’s stock in the Mexican Securities Registry.

f) Twenty First Section (Representation in Shareholders’ Meetings). The secretary of the board must ensure that shareholders have, on a timely manner, availability of the forms that entitle them to be represented of shareholders’ meetings

g) Twenty Sixth Section (Attendance and Resolutions of Extraordinary Shareholders’ Meetings). Attendance and percentage of vote in extraordinary shareholders’ meetings in which series “D-A,” “D-L” and/or “L” shares have voting rights is as follows:

•	First Call for Shareholders Meeting. Minimum attendance: majority of series “A” shares and 75% of the company’s outstanding shares. Percentage of vote: majority of the company’s outstanding shares.

•	Second Call for Shareholders Meeting. Minimum attendance: majority of series “A” shares and 50% of the company’s outstanding shares. Percentage of vote: majority of the company’s outstanding shares.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel		Rolando Villarreal
+ 52 (55) 1720 9167		+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx		rvillarreal@gruposalinas.com.mx
Press Relations:

Daniel McCosh
+ 52 (55) 1720 0059
dmccosh@tvazteca.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: June 1, 2005
	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact